Exhibit 99.1

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2018
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three months ended March 31, 2018 and related notes thereto which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting of International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of April 25, 2018.

GOLDCORP  |  1

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission ("SEC"), all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, zinc, copper and lead, the estimation of Mineral Reserves and Mineral Resources (as each term is defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting and certification time lines, timing and cost of construction and expansion projects, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, health, safety and diversity initiatives, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding Goldcorp’s present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Mexico, Argentina, the Dominican Republic, Chile or other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold, silver, zinc, copper and lead; mine development and operating risks; possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
CAUTIONARY STATEMENT REGARDING CERTAIN MEASURES OF PERFORMANCE
This MD&A presents certain measures, including "total cash costs: by-product", "total cash costs: co-product", "all-in sustaining costs", "adjusted operating cash flow", "EBITDA", "adjusted EBITDA" and "adjusted net debt", that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures,

GOLDCORP  |  2

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This MD&A also contains information as to estimated future all-in sustaining costs. The estimates of future all-in sustaining costs are not based on total production cash costs calculated in accordance with IFRS, which forms the basis of the Company’s cash costs: by-product. The estimates of future all-in sustaining costs are anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected IFRS total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection.
CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES
Scientific and technical information contained in this MD&A, including the Mineral Reserves and Mineral Resources, was reviewed and approved by Ivan Mullany, FAusIMM, Senior-Vice President, Technical Services for Goldcorp, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s most recent annual information form and the current technical report for each of those properties, all available on SEDAR at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws and use terms that are not recognized by the SEC. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards"). U.S. reporting requirements are governed by the SEC Industry Guide 7 ("Industry Guide 7") under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of Goldcorp’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GOLDCORP  |  3

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2018
Net earnings were $67 million, or $0.08 per share, compared to net earnings of $170 million, or $0.20 per share, for the three months ended March 31, 2017. Operating cash flows and adjusted operating cash flows(1)for the three months ended March 31, 2018 were $271 million and $350 million, respectively, compared to $227 million and $315 million, respectively, for the three months ended March 31, 2017.
Gold production of 590,000 ounces at all-in sustaining costs(1) ("AISC") of $810 per ounce, compared to 655,000 ounces at AISC of $800 per ounce for the three months ended March 31, 2017.  Full year 2018 guidance reconfirmed for gold production of 2.5 million ounces (+/-5%) at AISC of $800(2) per ounce (+/- 5%).
Solid execution on project pipeline in support of the Company's 20/20/20 growth plan. The Peñasquito Pyrite Leach project advanced to 86% completion, ahead of schedule, the Musselwhite Materials Handling project advanced to 65% completion, on schedule and 10% below budget, and the Borden project is on track for commercial production by the second half of 2019.

Key milestone achieved with the completion of pre-feasibility study at NuevaUnión and advancement to the feasibility stage. The pre-feasibility study outlines a combined and phased approach to the development of the Relincho and La Fortuna deposits at NuevaUnión with a project containing 8.9 million ounces of proven and probable gold mineral reserves and 17.9 billion pounds of proven and probable copper mineral reserves (100% basis) to be produced over a 36 year mine life. The NuevaUnión project is foundational to the Company's Beyond 20/20 program and its feasibility study is expected in 2019.
Program to implement $250 million of sustainable annual efficiencies by the middle of 2018 is on track with $210 million achieved as at the end of the first quarter of 2018 across the Company's portfolio.  More than 100% of the $250 million of efficiencies have been identified, with the program likely to be extended and the efficiency target increased, after the Company achieves its current target.

(1)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. Adjusted operating cash flows and AISC per ounce are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 31-38 of this MD&A.

(2)	Refer to footnote (4) on page 15 of this MD&A regarding the Company's projection of AISC.

GOLDCORP  |  4

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW
Goldcorp is a leading gold producer focused on responsible mining practices, with production from a portfolio of long-life, high quality assets throughout the Americas that it believes position the Company to deliver long-term value.
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic. The Company's significant projects include the Borden, Century and Coffee projects in Canada, and the NuevaUnión (50% interest) and Norte Abierto (50% interest) projects in Chile.
The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, zinc, copper and lead. Goldcorp's principal product is refined gold bullion sold primarily in the London spot market. In addition to gold, the Company also produces silver, zinc, copper and lead primarily from concentrate produced at the Peñasquito mine, which is sold to third party smelters and refineries.
Goldcorp has an investment-grade credit rating, supported by a strong balance sheet, and remains 100% unhedged to gold sales, providing full exposure to gold prices.
STRATEGY
Goldcorp's vision is to create sustainable value for its stakeholders by growing net asset value ("NAV") per share to generate long-term shareholder value. With a portfolio of long-life, high quality assets that provide economies of scale, coupled with low AISC and underpinned by a strong balance sheet, Goldcorp has optimized its portfolio of assets and is reinvesting in a strong pipeline of organic opportunities to drive increasing margins and returns on investment.
In 2016, the Company outlined its 20/20/20 growth plan under which it expects to deliver a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC by 2021. In the first quarter of 2018, the Company introduced its Beyond 20/20 program which is focused on the potential for organic growth through the development of the Company's long-term portfolio, such as the Century project at the Porcupine camp, NuevaUnión and Norte Abierto.
Goldcorp is also committed to being a responsible steward of the environment and building collaborative partnerships with communities, governments and all other stakeholders for mutual success.
Goldcorp believes its strong balance sheet provides the Company with flexibility and the ability to manage the risk of gold and commodity price volatility. The Company's capital allocation strategy focuses on investing in its pipeline of organic growth opportunities, further debt reduction and returning capital to its shareholders by paying a sustainable dividend. Furthermore, Goldcorp leverages its exploration spending in the most efficient way possible through investments in junior mining companies.
CORPORATE DEVELOPMENTS
Advanced Project Pipeline
The Company continued to execute on its project pipeline during the first quarter of 2018. At March 31, 2018, construction of Peñasquito's Pyrite Leach project ("PLP") was 86% complete and commissioning is expected to commence in the fourth quarter of 2018, three months ahead of schedule. At Musselwhite, the Materials Handling project was 65% complete at March 31, 2018, progressing on schedule and expected to be approximately 10% under budget. In addition, a significant milestone was reached on the NuevaUnión project during the first quarter of 2018 with the completion of a pre-feasibility study on the combined Relincho and La Fortuna deposits. The pre-feasibility study includes updated capital and operating cost estimates for the combined projects and reflects a phased development approach. Trade-off studies, including the evaluation of environmental, social and technological options, are ongoing. Lastly, at the Coffee project, the adequacy review process advanced as planned. In April 2018, the Company submitted additional information to the Yukon's Environmental and Socio-economic Assessment Board in response to their request which is part of the normal course review of the project at this stage. In addition, Tr’ondëk Hwëch’in First Nation ("TH"), whose Traditional Territory covers 100% of Coffee's project footprint, and Goldcorp are continuing to make progress towards finalizing a broad benefits agreement that will address the impacts of the Coffee project on TH’s Treaty Rights.  The negotiators for TH and Goldcorp have agreed in principle to the majority of the terms of the collaboration benefits agreement which remain subject to definitive documentation and final approval of both TH and Goldcorp.

Progress Towards Delivering $250 million of Sustainable Annual Efficiencies

The Company continues to make progress in executing its productivity and cost optimization programs with $210 million of sustainable annual efficiencies achieved as at the end of the first quarter of 2018 across the Company's portfolio.  Much of the additional improvement in 2018 will result from decreasing costs of goods and services throughout the supply chain.  In addition to these cost reductions, further productivity gains are expected at Hoyle underground as Porcupine progresses toward the goal of delivering ore at the rate of 1,300 tonnes per day.  In addition to improved blasting practices, further productivity gains are also expected at Musselwhite through the use of tele-remote mucking.

GOLDCORP  |  5

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

At Éléonore, incremental improvements are expected to metal recoveries through 2018 and enhancements to Peñasquito’s process plant are also expected to yield improved recoveries.  The Company expects further productivity improvements at Cerro Negro and cost reductions at Red Lake to successfully extend the program beyond $250 million of annual sustainable efficiencies in the second half of 2018.
Advances in Innovation
In 2017, Goldcorp launched its innovation strategy with a series of projects to advance innovative technologies, covering every stage of the mining life cycle, aimed at increasing productivity, improving safety, operating in a more environmentally sustainable manner and ultimately increasing NAV.
During the first quarter of 2018, the Company advanced its innovation strategy with the completion of construction of a demonstration plant at Porcupine to evaluate the effectiveness of ore sorting technology (the "Waste to Ore" project). Assuming the technology is successful on a large scale, it will be incorporated into the trade-off studies being conducted for the Century project at Porcupine, along with testing its application at Goldcorp's other sites. Benefits of the Waste to Ore project include a smaller environmental footprint associated with reduced waste and reductions in emissions and energy consumption, which align with the Company's 20/20/20 plan and support Goldcorp's commitment to being a responsible steward of the environment.
Debt Refinancing
On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds from the term loans were used to repay the $500 million 2.125% notes that were due on March 15, 2018.
Executive Appointment
As part of a planned succession, Patrick Merrin, formerly Vice President, Canada Operations, assumed the role of Senior Vice President, Canada Operations as of February 1, 2018. Mr. Merrin joined Goldcorp in September 2017. Prior to joining Goldcorp, he held various executive and management positions in the mining industry, having most recently served as Vice President of the Arizona Business unit with Hudbay Minerals Inc. Mr. Merrin holds a Bachelor in Chemical Engineering from McGill University and a Masters of Business Administration from the University of Toronto and has been a member of the Professional Engineers of Ontario since 1997.

MARKET OVERVIEW
Gold
The market price of gold is the primary driver of Goldcorp's profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world.
The price of gold started 2018 at $1,303 per ounce and rallied throughout January to a high of $1,366 per ounce before settling into a broad trading range between these two levels. The price of gold closed the first quarter of 2018 at $1,326 per ounce, a gain of approximately 2% for the quarter. On an attributable basis, the Company realized an average gold price of $1,337 per ounce in the first quarter of 2018, an 8% increase compared to $1,236 per ounce in the first quarter of 2017, and a 4% increase compared to $1,286 per ounce in the fourth quarter of

GOLDCORP  |  6

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

2017. During the first quarter of 2018 there was a change in leadership at the U.S. Federal Reserve with Jerome Powell assuming the role of Chairman from Janet Yellen. Despite the change in leadership, the Federal Reserve continued its recent policy of gradual interest rate hikes at its March 2018 meeting, and market expectations are for further increases throughout 2018 which should continue to influence sentiment and gold price performance.
Currency Markets
The results of Goldcorp's mining operations are affected by changes in the US dollar exchange rate compared to currencies of the countries in which Goldcorp has foreign operations. The Company has exposure to the Canadian dollar relating to its Éléonore, Musselwhite, Porcupine and Red Lake operations and the Coffee and Century projects, exposure to the Mexican peso relating to its Peñasquito operation, exposure to the Argentine peso at its Cerro Negro operation, exposure to the Dominican Republic peso relating to its investment in Pueblo Viejo and exposure to the Chilean peso with respect to its NuevaUnión and Norte Abierto joint ventures.
Fluctuations in the US dollar can cause volatility of costs reported in US dollars. In addition, monetary assets and liabilities that are denominated in non-US dollar currencies, such as cash and cash equivalents and value-added taxes, are subject to currency risk. Goldcorp is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates give rise to temporary differences resulting in deferred tax assets and liabilities with the resulting deferred tax charged or credited to income tax expense.
Goldcorp's financial risk management policy allows the hedging of foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company enters into Mexican peso currency hedge contracts to purchase Mexican pesos at pre-determined US dollar amounts. These contracts are entered into to normalize operating expenses and capital expenditures at Peñasquito, expressed in US dollar terms.
Currency markets exhibited volatility during the first quarter of 2018 largely due to the instability of the US dollar influenced by the Federal Reserve Bank interest rate hike as well as other US economic policy decisions. The Canadian dollar depreciated since the end of February 2018 despite strong economic data, driven by the uncertainty over the NAFTA negotiations and interest rate expectations. On the other hand, the Mexican peso strengthened by 7%, ending the first quarter at 18.33. The probability of a US withdrawal from NAFTA has lessened as the United States is showing some flexibility on key issues, which is a positive development ahead of the Presidential Election in Mexico in July 2018.

The Argentine peso remained under pressure during the first quarter of 2018 as the Central Bank of Argentina struggles to meet the 15% inflation target in 2018, which led to the Central Bank Monetary Policy Committee ("MPC") maintaining the interest rate at 27.25%. The worst drought in decades is expected to negatively impact agricultural exports in 2018, putting further pressure on the currency in 2018. However, the MPC is preserving its hawkish guidance notwithstanding some inflationary headwinds from what it believes are transitory factors such as foreign exchange pass-through from the recent depreciation in the Argentine peso and significant adjustments in regulated tariffs. The MPC is somewhat optimistic that once these transitory factors pass that the path towards disinflation will return due to the restrictive policy stance and the expectation that the cycle of large increases in regulated prices will end in April 2018. In addition, the MPC believes that the Argentine peso is unlikely to depreciate significantly going forward given the actions of the Central Bank and the already high level of the real exchange rate following the large depreciation of the Argentine peso between December 2017 and February 2018.

GOLDCORP  |  7

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Foreign Exchange Rate Sources:

(a)	Canadian Dollar/USD: Bank of Canada Noon rate (January 1, 2017 - April 28, 2017), Bank of Canada Daily Average (April 29, 2017 - March 31, 2018)

(b)	Mexican Peso/USD: Central Bank of Mexico Current Day Fixing

(c)	Argentine Peso/USD: Central Bank of Argentina Current Day Fixing

GOLDCORP  |  8

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW OF QUARTERLY FINANCIAL AND OPERATING RESULTS

	March 31		December 31		September 30		June 30
	2018	2017	2017	2016	2017	2016	2017	2016
Financial Results
Revenues	$846	$882	$853	$898	$866	$915	$822	$753
Net earnings (loss)	$67	$170	$242	$101	$111	$59	$135	$(78)
Net earnings (loss) per share
– Basic and diluted	$0.08	$0.20	$0.28	$0.12	$0.13	$0.07	$0.16	$(0.09)
Operating cash flow	$271	$227	$511	$239	$315	$267	$158	$234
Adjusted operating cash flow (1)	$350	$315	$401	$306	$308	$401	$320	$204
Adjusted EBITDA (1)	$433	$427	$448	$477	$400	$491	$432	$269
Expenditures on mining interests (cash basis)	$287	$186	$420	$217	$291	$168	$233	$177
– Sustaining	$119	$113	$187	$145	$143	$112	$133	$140
– Expansionary	$168	$73	$233	$72	$148	$56	$100	$37
Dividends paid	$14	$15	$16	$16	$15	$14	$16	$16
Operating Results (1)
Gold produced (thousands of ounces)	590	655	646	761	633	715	635	613
Gold sold (thousands of ounces)	585	646	633	768	606	686	649	616
Silver produced (thousands of ounces)	6,800	7,100	7,100	7,400	7,000	7,700	7,400	5,300
Copper produced (thousands of pounds)	5,400	9,700	4,500	20,400	6,300	16,900	7,900	14,400
Lead produced (thousands of pounds)	27,000	32,400	36,500	29,600	38,300	33,700	26,100	17,100
Zinc produced (thousands of pounds)	88,700	80,700	96,500	78,300	98,400	75,200	84,100	38,300
Average realized gold price (per ounce)	$1,337	$1,236	$1,286	$1,181	$1,287	$1,333	$1,256	$1,277
Cash costs: by-product (per ounce) (2)	$511	$540	$462	$481	$483	$554	$510	$728
Cash costs: co-product (per ounce) (3)	$696	$701	$627	$619	$663	$657	$644	$716
All-in sustaining costs (per ounce)	$810	$800	$870	$747	$827	$812	$800	$1,067

(1)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis in the table above. Adjusted operating cash flows, Adjusted EBITDA and AISC are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 31-38 of this report.

(2)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Cerro Negro, Marlin and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.17 per silver ounce (2017 – $4.13 per silver ounce) sold to Wheaton Precious Metals Corp. ("Wheaton") and by-product copper sales revenues for Alumbrera).

(3)
Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 32).

GOLDCORP  |  9

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF FIRST QUARTER FINANCIAL RESULTS
Three months ended March 31, 2018 compared to the three months ended March 31, 2017
Net earnings for the three months ended March 31, 2018 were $67 million, or $0.08 per share, compared to net earnings of $170 million, or $0.20 per share, for the three months ended March 31, 2017. The decrease in net earnings in the first quarter of 2018 compared to the same period in 2017 was primarily due to a decrease in net earnings relating to the Company's associates and joint venture and an increase in the Company's income tax expense compared to the same period in 2017 partially offset by the impact of increases in average realized gold and zinc prices.

Net earnings and earnings per share for the three months ended March 31, 2018 and 2017 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as having (increased)/decreased net earnings and net earnings per share in the three months ended March 31, 2018 and 2017):

	Three months ended March 31, 2018			Three months ended March 31, 2017
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Reduction in Goldcorp's share of Pueblo Viejo's earnings relating to settlement of a Dominican Republic tax audit	$17	$17	$0.02	$—	$—	$—
Non-cash foreign exchange gain on deferred tax balances	$—	$(16)	$(0.02)	$—	$(61)	$(0.07)
Gain from reduction in provision for Alumbrera's reclamation costs	$—	$—	$—	$(26)	$(26)	$(0.03)

Revenues

Three months ended March 31	2018 (1)	2017 (1)	Change
Gold
Revenue (millions)	$620	$664	(7)%
Ounces sold (thousands)	466	539	(14)%
Average realized price ($/ounce)	$1,334	$1,236	8%
Silver
Revenue (millions)	$81	$100	(19)%
Ounces sold (thousands)	6,003	6,769	(11)%
Average realized price ($/ounce)	$14.21	$15.47	(8)%
Zinc
Revenue (millions)	$121	$93	30%
Pounds sold (thousands)	88,000	88,500	(1)%
Average realized price	$1.51	$1.32	14%
Other metals
Revenue (millions)	$24	$25	(4)%
Total revenue (millions)	$846	$882	(4)%

(1)	Excludes attributable share of revenues from the Company's associates. Revenues are shown net of applicable treatment and refining charges.
Revenues decreased by $36 million, or 4%, primarily due to decreases in gold and silver sales volumes of 14% and 11%, respectively, and an 8% decrease in the average realized price of silver. These decreases were offset partially by a 30% increase in zinc revenues, driven by a 14% increase in the average realized price and lower treatment and refining charges, and an 8% increase in the average realized price of gold. The decrease in gold sales volumes was primarily due to the impacts of the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017. In addition, gold sales volumes were lower at Peñasquito due to lower grade ore as a result of the planned transition from the higher grade area of Phase 5 at the bottom of the Peñasco pit to primarily lower grade ore from the beginning of Phase 6 and lower grade stockpiles. These decreases in gold sales volume were partially offset by an increase in sales volumes at Cerro Negro, primarily due to higher grade as a result of mine sequencing. The decrease in silver sales volumes was primarily due to the closure of Marlin in 2017.

GOLDCORP  |  10

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Production Costs
Production costs in the first quarter of 2018 decreased by $56 million, or 11%, when compared to the same period in 2017 primarily due to the divestiture of Los Filos in April 2017 ($39 million) and the closure of Marlin in the second quarter of 2017 ($35 million), partially offset by an increase in production costs at Cerro Negro due primarily to an increase royalties and production taxes due to higher sales, and higher employee costs.
Depreciation and Depletion

Three months ended March 31	2018 (1)	2017 (1)	Change
Depreciation and depletion (millions)	$251	$246	2%
Sales ounces (thousands)	466	539	(14)%
Depreciation and depletion per ounce	$539	$456	18%

(1)	Excludes attributable share of depreciation and depletion from the Company's associates.
Depreciation and depletion increased by $5 million, or 2%, mainly due to a higher depletable cost base at Peñasquito in 2018 and higher sales volumes at Cerro Negro, offset partially by the impacts of the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017.
Share of Net Earnings Related to Associates and Joint Venture

Three months ended March 31	2018	2017	Change
Pueblo Viejo	$9	$27	(67)%
Alumbrera	—	33	(100)%
Share of net earnings related to associates and joint venture	$9	$60	(85)%
The Company’s share of net earnings related to associates and joint venture decreased by $51 million in the first quarter of 2018 compared to the same period in 2017 primarily due to a $33 million reduction in the Company's provision to fund its share of Alumbrera’s reclamation costs in the first quarter of 2017, and a decrease in net earnings from Pueblo Viejo. The decrease in net earnings from Pueblo Viejo was due to an increase in tax expense of $17 million arising from the settlement of a Dominican Republic tax audit, higher depreciation and depletion relating to the impact of the reversal of impairment recognized at December 31, 2017, and higher production costs related to higher power and planned maintenance costs.
Impairment reversal
The Company recorded a net impairment reversal of $3 million in the three months ended March 31, 2017. The net impairment reversal was comprised of a reversal of impairment at Cerro Blanco of $19 million, which was based on the expected proceeds from the sale to Bluestone being greater than the carrying value of the asset, partially offset by an impairment expense at Los Filos of $16 million, based on changes to the assessed fair value of the Los Filos assets that were subsequently sold to Leagold.

GOLDCORP  |  11

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Corporate Administration
Corporate administration expenses increased by $5 million in the first quarter of 2018 compared to the first quarter of 2017, primarily due to a reduction in employee costs in the first quarter of 2017 relating to the impact of a lower bonus payout than accrued in the prior year and higher consulting expenses in the first quarter of 2018 compared to the same period in the prior year associated with strategic sourcing and procurement services. The Company partnered with a vendor and is in the process of centralizing these services for all its mine sites and corporate offices as part of its program to realize $250 million in annual sustainable efficiencies. The cost of these services is expected to be more than offset by savings in operating expenses and other corporate expenditures.
Income Tax Expense
The income tax expense of $4 million for three months ended March 31, 2018 resulted in a 6% tax rate (three months ended March 31, 2017 - $48 million income tax recovery and a negative 39% tax rate) and was impacted primarily by currency translations.
Currency translation
The impact of changes in foreign exchange rates on deferred tax balances and intra-group financing arrangements resulted in a $16 million income tax recovery for the three months ended March 31, 2018 (three months ended March 31, 2017 - $61 million income tax recovery).
The impact of changes in foreign exchange rates on current tax balances resulted in a $4 million income tax expense for the three months ended March 31, 2018 (three months ended March 31, 2017 - $4 million income tax recovery).
Effective tax rate
Earnings before income taxes of $71 million for three months ended March 31, 2018 was impacted by the following items: $7 million of non-deductible share-based compensation expense (three months ended March 31, 2017 - $9 million); nil non-deductible reversals of impairment (three months ended March 31, 2017 - $3 million reversal of impairment); and $9 million of after-tax income from associates (particularly Pueblo Viejo) that are not subject to further income tax in the accounts of the Company (three months ended March 31, 2017 - $60 million).
After adjusting for the above mentioned items, the effective income tax rate for three months ended March 31, 2018 was 25% (three months ended March 31, 2017 - 25%).
AISC
AISC(1) were $810 per ounce for the three months ended March 31, 2018, compared to $800 per ounce for the three months ended March 31, 2017. The increase in AISC was due primarily to lower gold sales ($84 per ounce), lower by-product credits ($39 per ounce), and higher sustaining capital ($14 per ounce), partially offset by lower production costs ($126 per ounce). The decrease in gold sales was primarily due to lower sales at Peñasquito due to mine sequencing, and the impacts of the sale of Los Filos and closure of Marlin in the first half of 2017, partially offset by an increase in gold sales at Cerro Negro due to higher gold grade. The decrease in production costs was primarily due to the sale of Los Filos and closure of Marlin in 2017. The increase in sustaining capital was primarily due to higher capitalized stripping tonnes driven by the start of Moore phase 6 and higher spend on tailings facilities construction at Pueblo Viejo, and costs associated with increased development and an expansion of the tailings area at Cerro Negro. The decrease in by-product credits was primarily due to lower by-product production for all metals, which were impacted partially by the closure of Marlin in 2017, partially offset by 14% increase in the average realized price of zinc.

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 31-38 of this report.

GOLDCORP  |  12

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL POSITION AND LIQUIDITY
The following table summarizes Goldcorp's cash flow activity:

	Three Months Ended March 31
	2018	2017
Cash flow
From continuing operations provided by operating activities	$271	$227
From continuing operations used in investing activities	(268)	(247)
From continuing operations used in financing activities	(66)	54
Increase (decrease) in cash and cash equivalents	(63)	34
Cash and cash equivalents, beginning of period	186	157
Increase in cash and cash equivalents reclassified as held for sale	—	(22)
Cash and cash equivalents, end of period	$123	$169
Cash flow provided by operating activities for the three months ended March 31, 2018 increased compared to the three months ended March 31, 2017 primarily due an increase in earnings from mine operations driven by an 8% increase in realized gold prices and a 14% increase in realized zinc prices. In addition, during the first quarter of 2018, cash provided by operating activities increased by $28 million as compared to the same period in 2017 due to positive changes in non-cash working capital and other operating activities.
The increase in cash flow used in investing activities for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 was due mainly to an $87 million increase in expenditures on mining interests and an $18 million reduction in funds received from Pueblo Viejo as return of capital, partially offset by a decrease of $28 million in purchases of equity securities as compared to the same period in 2017. Cash flows used in investing activities for the three months ended March 31, 2017 also included the purchase of the gold stream on the El Morro deposit, part of the Company's NuevaUnión joint venture, from New Gold Inc. for $65 million.
Expenditures on mining interests (including deposits on mining interest expenditures) were as follows:

	Three Months Ended March 31
	2018	2017
Éléonore	$17	$29
Musselwhite	24	11
Porcupine	28	14
Red Lake	21	17
Peñasquito	129	73
Cerro Negro	19	16
Other	29	20
Total	$267	$180
The increase in expenditures on mining interests during the three months ended March 31, 2018 compared to the three months ended March 31, 2017 was due primarily to an increase in expansionary capital of $95 million related to the construction of the PLP at Peñasquito, the Waste to Ore project at Porcupine, construction activities at the Borden and Century projects, as well as the Materials Handling project at Musselwhite.
Cash flow used in financing activities for the three months ended March 31, 2018 increased by $120 million as compared to the same period in 2017. The increase compared to 2017 was primarily due to net debt and credit facility repayments of $50 million in the first quarter of 2018 as compared to a net credit facility draw down of $70 million in the same period in 2017.
On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds from the term loans were used to repay the $500 million note that was due on March 15, 2018.
At March 31, 2018, the Company's net debt and adjusted net debt(1) was $2.3 billion and $2.1 billion, respectively. At March 31, 2018, excluding cash and cash equivalents held at associates of $186 million, the Company had $3.1 billion of available liquidity, comprised of $0.2 billion of cash and cash equivalents and short term investments, and $2.95 billion available on its $3.0 billion credit facility.

GOLDCORP  |  13

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

The Company may from time to time seek to retire or repurchase its outstanding debt in open market purchases, privately negotiated transactions or otherwise.  Such repurchases, if any, will depend upon prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors.  The amount of debt retired or repurchased may be material.

(1)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis. Adjusted net debt is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information, please see pages 31-38 of this report.

Outstanding Share Data
As at April 25, 2018, there were 869 million common shares of the Company issued and outstanding and 6 million stock options outstanding, which are exercisable into common shares at exercise prices ranging between C$20.27 per share to C$30.41 per share, and 3 million restricted share units outstanding.
GUIDANCE (1)
Goldcorp expects to produce 2.5 million ounces (+/- 5%) of gold in 2018, consistent with previous 2018 guidance. AISC are expected to be $800 per ounce (+/- 5%) in the same period.
The Company’s 20/20/20 plan remains unchanged. As previously guided, gold production is expected to increase 20% to 3.0 million ounces by 2021 compared to baseline production of 2.5 million ounces in 2017. AISC are expected to decrease by 20% to approximately $700 per ounce over the same period driven by the ongoing focus on cost efficiencies and productivity improvements. Gold mineral reserves are expected to increase by 20% to 60 million ounces by 2021 supported by the exploration potential and ongoing programs across the Company's operating assets, joint ventures and projects.
Complete production and cost guidance to 2021 is provided below.

Production (+/- 5%) (2)	Units	2018E	2019E	2020E	2021E
Gold Production	Moz	2.5	2.7	3.0	3.0
Silver Production	Moz	30	50	40	35
Zinc Production	Mlbs	300	425	450	400
Lead Production	Mlbs	160	300	250	150

Costs (+/- 5%) (2, 3)	Units	2018E	2019E	2020E	2021E
AISC (4)	$/oz	800	750	700	700
By-product Cash Costs	$/oz	450	400	400	400

Capital Expenditures (+/- 5%)	Units	2018E	2019E	2020E	2021E
Sustaining Capital (2, 5)	$M	550	575	575	575
Expansionary Capital (2, 5)	$M	750	250	300	300

Other 2018 Estimates	2018E
Corporate Administration ($M) (including non-cash stock compensation of $40M)	$140
Exploration ($M) (2, 6)	$125
Depreciation and depletion ($/oz) (2)	$485
Tax rate (2)	40 - 45%

(1)
Guidance projections (“Guidance”) are considered “forward-looking statements” and represent management’s good faith estimates or expectations of future production results as of the date hereof. Guidance is based upon certain assumptions, including, but not limited to, metal prices, fuel prices, certain exchange rates and other assumptions. Such assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, Guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon Guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. See the "Cautionary Statement Regarding Forward-Looking Statements".

(2)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis. AISC per ounce and cash costs: by-product are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see pages 31-38 of this report.

GOLDCORP  |  14

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

(3)	The assumptions below were used to forecast total cash costs:

	2018 - 2019	2020 - 2021
Gold (oz)	$1,300	$1,300
Silver (oz)	$19.00	$18.00
Copper (lb)	$2.75	$3.00
Zinc (lb)	$1.30	$1.15
Lead (lb)	$1.10	$1.00
Foreign exchange (respectively to the US$)
Canadian dollar	$1.25	$1.25
Mexican peso	19.00	19.00

(4)
The Company’s projected AISC are not based on GAAP total production cash costs, which forms the basis of the Company’s cash costs: by-product. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection.

(5)
Excludes capitalized exploration costs (see footnote 6). Expansionary capital includes capital costs for those projects which are in execution and/or have an approved feasibility study. Projects without an approved feasibility study only include capital costs to the next stage gate.

(6)
Approximately 40% of exploration spending is expected to be expensed and approximately 60% is expected to be capitalized. Approximately 50% of exploration spending considered sustaining and approximately 50% is considered expansionary.

GOLDCORP  |  15

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic.
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual operating mine as an operating segment for financial reporting purposes except for Alumbrera and Leagold. Alumbrera and Leagold are not considered to be reportable operating segments as their financial results do not meet the quantitative threshold required for segment disclosure purposes. As a result, Alumbrera and Leagold are included in Other.
The Company’s 100% interest in the HG Young project is included in the Red Lake reporting operating segment while the Borden and Century projects are included in the Porcupine reportable operating segments. The Company's 50% interests in the NuevaUnión and Norte Abierto projects in Chile, and 100% interest in the Coffee project in the Yukon, are included in Other.
The Company’s principal product is gold bullion which is sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.

Segmented Financial and Operating Highlights

Three months ended March 31		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by-product ($/oz) (1), (4)	AISC ($/oz) (3), (4)	Earnings (loss) from mine operations ($ millions)
Peñasquito	2018	329	98	90	(315)	132	68
	2017	356	137	138	85	391	91
Cerro Negro	2018	177	118	120	451	600	34
	2017	121	95	88	459	651	15
Pueblo Viejo (4)	2018	139	94	97	423	591	64
	2017	122	95	95	439	541	66
Red Lake	2018	81	60	61	902	1,139	5
	2017	66	49	54	861	1,149	(2)
Éléonore	2018	86	67	65	1,051	1,204	(15)
	2017	88	78	72	850	1,057	(5)
Porcupine	2018	93	68	70	708	896	15
	2017	76	61	62	843	1,011	(4)
Musselwhite	2018	80	59	60	617	766	32
	2017	69	54	56	713	871	19
Other mines (2)	2018	42	26	22	1,046	1,175	4
	2017	146	86	81	691	773	17
Other (3)	2018	—	—	—	—	87	(9)
	2017	—	—	—	—	66	(7)
Attributable segment total (4)	2018	1,027	590	585	511	810	198
	2017	1,044	655	646	540	800	190
Less associates and joint venture	2018	(181)	(120)	(119)	(536)	(697)	(67)
	2017	(162)	(113)	(107)	(436)	(551)	(74)
Total - Consolidated	2018	846	470	466	505	839	131
	2017	882	542	539	561	849	116

(1)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.17 per silver ounce (2017 – $4.13 per silver ounce) sold to Wheaton). If silver, copper, lead and zinc were treated as co-products, total cash costs for the three months ended March 31, 2018 would have been $696 per ounce of gold (three months ended March 31, 2017 – $701). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 32).

GOLDCORP  |  16

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

(2)
As described above, the Company's investments in Alumbrera and Leagold are included in 'Other' for segment reporting purposes. They have been disclosed separately in these tables, in 'Other mines', along with Los Filos up to the date of its disposal on April 7, 2017 and Marlin up to the date of its closure in the second quarter of 2017, to provide visibility into the impact of the Company's corporate administration expense on AISC.

(3)
For the purpose of calculating AISC, the Company included corporate administration expense, capital expenditures incurred at the Company's regional and head corporate offices and regional office exploration expense as corporate AISC in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on AISC directly incurred at the mine site. AISC for Other was calculated using total corporate expenditures and the Company's total attributable gold sales ounces.

(4)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión throughout this document. Total cash costs: by-product and AISC are non-GAAP performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 31-38 of this report.

GOLDCORP  |  17

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Peñasquito, Mexico (100%-owned)

	Three months ended March 31
Operating Data	2018	2017	Change
Tonnes of ore milled (thousands)	8,959	9,510	(6)%
Mill head grade
Gold grade (grams/tonne)	0.54	0.75	(28)%
Silver grade (grams/tonne)	23.52	21.19	11%
Lead grade	0.19%	0.22%	(14)%
Zinc grade	0.64%	0.58%	10%
Mill Recovery Rate
Gold recovery	67%	66%	2%
Silver recovery	85%	82%	4%
Lead recovery	76%	76%	—%
Zinc recovery	84%	80%	5%
Payable Metal Produced
Gold (thousands of ounces)	98	137	(28)%
Silver (thousands of ounces)	5,166	4,836	7%
Lead (thousands of pounds)	27,000	32,400	(17)%
Zinc (thousands of pounds)	88,700	80,700	10%
Payable Metal Sold
Gold (thousands of ounces)	90	138	(35)%
Silver (thousands of ounces)	4,943	4,825	2%
Lead (thousands of pounds)	26,000	31,300	(17)%
Zinc (thousands of pounds)	88,000	88,500	(1)%
Total Cash Costs: By-product (per ounce)	$(315)	$85	(471)%
Total Cash Costs: Co-product (per ounce)	$708	$668	6%
AISC (per ounce)	$132	$391	(66)%
Financial Data (in millions)
Revenues (1)	$329	$356	(8)%
Production costs	$181	$193	(6)%
Depreciation and depletion	$80	$72	11%
Earnings from mine operations	$68	$91	(25)%
Expenditures on mining interests (cash basis)	$131	$75	75%
– Sustaining	$36	$40	(10)%
– Expansionary	$95	$35	171%

(1)	Includes 25% of silver ounces sold to Wheaton at $4.17 per ounce (2017 – $4.13 ounce). The remaining 75% of silver ounces are sold at market rates.

GOLDCORP  |  18

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

First Quarter Operating and Financial Highlights
Gold production for the three months ended March 31, 2018 was lower than the same period in the prior year as a result of the planned transition from the higher grade area of Phase 5 at the bottom of the Peñasco pit to lower grade ore from the beginning of Phase 6 and lower grade stockpiles and 10 days of planned mill downtime for maintenance. Production is planned to revert back to higher grade ore in late 2019 when the Phase 6 stripping program exposes higher grade ore in the Peñasco pit.
Tonnes processed for the three months ended March 31, 2018 were lower than the same period in the prior year due to 10 days of planned shut downs during the month of February for mill relines and completing all tie-ins for the PLP, which reduced the number of operating days for the mill. Subsequent to the shutdown, new records were established for throughput at the primary crusher and concentrator driven by the continued implementation of a management operating system which resulted in more consistent ore delivery to the primary crusher. Ongoing mill improvement projects resulted in higher mill recoveries, despite processing some lower grade material.
Earnings from mine operations for the three months ended March 31, 2018 were lower than the same period in the prior year primarily due to lower gold sales, and higher depreciation and depletion, partially offset by higher zinc revenue due to 14% higher zinc prices, and a higher gold price. Production costs for the three months ended March 31, 2018 decreased when compared with the same period in the prior year due to continuing cost optimization efforts, despite the impact of market price increases for diesel and electricity, and offset by an increase in depreciation and depletion due to a higher depletable cost base in 2018.
AISC for the three months ended March 31, 2018 were lower than the same period in the prior year due to higher by-product metal credits and lower production costs, partially offset by lower gold production.
Expansionary capital of $95 million for the quarter ended March 31, 2018 included $47 million and $48 million relating to the PLP and Chile Colorado pre-stripping, respectively (see the Project Pipeline section below).

GOLDCORP  |  19

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro, Argentina (100%-owned)

	Three months ended March 31
Operating Data	2018	2017	Change
Tonnes of ore milled (thousands)	243	239	2%
Mill Gold grade (grams/tonne)	14.33	12.61	14%
Mill Silver grade (grams/tonne)	141.3	106.5	33%
Gold recovery rate	96%	96%	—%
Silver recovery rate	87%	89%	(2)%
Gold Produced (thousands of ounces)	118	95	24%
Silver Produced (thousands of ounces)	1,070	706	52%
Gold Sold (thousands of ounces)	120	88	36%
Silver Sold (thousands of ounces)	1,060	675	57%
Total Cash Costs: By-product (per ounce)	$451	$459	(2)%
Total Cash Costs: Co-product (per ounce)	$524	$529	(1)%
AISC (per ounce)	$600	$651	(8)%
Financial Data (in millions)
Revenues	$177	$121	46%
Production costs	$72	$52	38%
Depreciation and depletion	$71	$54	31%
Earnings from mine operations	$34	$15	127%
Expenditures on mining interests (cash basis)	$19	$16	19%
– Sustaining	$17	$14	21%
– Expansionary	$2	$2	—%

First Quarter Operating and Financial Highlights
Gold production for the three months ended March 31, 2018 was higher than the same period in the prior year due primarily to higher grade. Grade was higher due to mine sequencing.
Mariana Norte design and development work continues according to plan, with ore production expected during the second half of 2018. The development of the Emilia vein will continue through 2018. These new veins will supplement declining production from Eureka in 2019. The mine expects to achieve 4,000 tonnes per day to the mill by the fourth quarter of 2018.
Earnings from mine operations for the three months ended March 31, 2018 were higher than the same period in the prior year due to higher gold sales and a higher realized gold price, partially offset by higher production costs and depreciation and depletion due to higher gold production. Production costs for the three months ended March 31, 2018 were higher than the same period in the prior year due to higher royalties and production taxes due to higher sales, and higher employee costs.
AISC for the three months ended March 31, 2018 were lower than the same period in the prior year due to higher gold production, partially offset by planned higher sustaining capital related to increased underground development and tailings area expansion.

GOLDCORP  |  20

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (40%-owned)

(tabular amounts below represent Goldcorp's proportionate 40% share)

	Three months ended March 31
Operating Data	2018	2017	Change
Tonnes of ore milled (thousands)	858	730	18%
Mill head grade (grams/tonne)	3.75	4.50	(17)%
Recovery rate	92%	90%	2%
Gold Produced (thousands of ounces)	94	95	(1)%
Gold Sold (thousands of ounces)	97	95	2%
Total Cash Costs: By-product (per ounce)	$423	$439	(4)%
Total Cash Costs: Co-product (per ounce)	$482	$464	4%
AISC (per ounce)	$591	$541	9%
Financial Data (in millions) (1)
Revenues	$139	$122	14%
Production costs	$51	$47	9%
Depreciation and depletion	$24	$9	167%
Earnings from mine operations	$64	$66	(3)%
Expenditures on mining interests (cash basis)	$15	$9	67%
– Sustaining	$15	$9	67%
– Expansionary	$—	$—	n/a

(1)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the three months ended March 31, 2018, the Company's equity earnings from Pueblo Viejo were $9 million (three months ended March 31, 2017 – equity earnings of $27 million).

First Quarter Operating and Financial Highlights
Gold production for the three months ended March 31, 2018 was in line with the same period in the prior year as lower grades were offset by higher tonnage processed and higher recovery rates. The decrease in head grade was attributable to the mining sequence, with higher grade planned in the second half of 2018. Tonnes milled increased for the three months ended March 31, 2018, compared with the three months ended March 31, 2017, primarily due to the deferral of autoclave shutdowns to the second quarter of 2018. Higher gold recovery resulted from improvements in carbon management, cyanide addition and regeneration kiln control.
Earnings from mine operations for the three months ended March 31, 2018 were lower than the same period in the prior year primarily due to higher production costs and higher depreciation and depletion costs as a result of the reversal of a previously recorded impairment at the end of 2017, partially offset by higher gold revenues. Production costs for the three months ended March 31, 2018 were higher than the same period in the prior year primarily due to the impact of higher power costs and additional planned maintenance costs.
AISC for the three months ended March 31, 2018 were higher than the same period in the prior year primarily due to higher production costs, higher sustaining capital expenditures which resulted from higher capitalized stripping tonnes driven by the start of Moore phases 5 and 6, and by higher spend on tailings facilities construction, partially offset by higher gold sales.

GOLDCORP  |  21

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake, Canada (100%-owned)

	Three months ended March 31
Operating Data	2018	2017	Change
Tonnes of ore milled (thousands)	160	111	44%
Mill head grade (grams/tonne)	10.99	14.29	(23)%
Recovery rate	95%	95%	—%
Gold Produced (thousands of ounces)	60	49	22%
Gold Sold (thousands of ounces)	61	54	13%
Total Cash Costs: By-product (per ounce)	$902	$861	5%
AISC (per ounce)	$1,139	$1,149	(1)%
Financial Data (in millions)
Revenues	$81	$66	23%
Production costs	$55	$47	17%
Depreciation and depletion	$21	$21	—%
Earnings (loss) from mine operations	$5	$(2)	n/a
Expenditures on mining interests (cash basis)	$21	$17	24%
– Sustaining	$13	$14	(7)%
– Expansionary	$8	$3	167%

First Quarter Operating and Financial Highlights
Gold production for the three months ended March 31, 2018 was higher than the same period in the prior year due to higher tonnes, partially offset by planned lower grades. With the increased use of bulk mining methods, the milling rate increased 45% in the first quarter of 2018 as compared to the same period in the prior year. The investments to optimize the long term value of the Red Lake camp and a review of the mining cost structure to transition to a higher tonnage, lower grade operation with lower costs will continue throughout 2018. Red Lake's 2018 mine plan is expected to continue to deliver similar tonnage as the first quarter of 2018, at a higher grade, as well as executing certain cost reduction initiatives, which is expected to reduce AISC.
In the first quarter of 2018, the Company produced 2,000 ounces from a test stope at Cochenour, which is expected to contribute between 5,000-10,000 ounces in 2018, mainly from development ore. Cochenour is expected to add 30,000 to 50,000 ounces annually to the production at the Red Lake camp once in full production, which is expected in 2019.
Earnings from mine operations for the three months ended March 31, 2018 were higher than the same period in the prior year as higher gold sales and a higher realized gold price offset increased production costs related to higher tonnes mined and processed.
AISC for the three months ended March 31, 2018 were consistent with the same period in the prior year as higher sales were offset by higher production costs as a result of higher tonnes mined and processed as well as higher milling costs as the Red Lake mill operated during the first quarter of 2018, compared to the same period in 2017, when it was on standby for the first three quarters of the year.

GOLDCORP  |  22

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore, Canada (100%-owned)

	Three months ended March 31
Operating Data	2018	2017	Change
Tonnes of ore milled (thousands)	422	479	(12)%
Mill head grade (grams/tonne)	5.39	5.36	1%
Recovery rate	90%	92%	(2)%
Gold Produced (thousands of ounces)	67	78	(14)%
Gold Sold (thousands of ounces)	65	72	(10)%
Total Cash Costs: By-product (per ounce)	$1,051	$850	24%
AISC (per ounce)	$1,204	$1,057	14%
Financial Data (in millions)
Revenues	$86	$88	(2)%
Production costs	$67	$61	10%
Depreciation and depletion	$34	$32	6%
Loss from mine operations	$(15)	$(5)	200%
Expenditures on mining interests (cash basis)	$17	$29	(41)%
– Sustaining	$9	$14	(36)%
– Expansionary	$8	$15	(47)%

First Quarter Operating and Financial Highlights
As planned, gold production for the three months ended March 31, 2018 was lower than the same period in the prior year reflecting the optimized mine sequence. Éléonore's tonnes milled were planned to be lower in the first half of 2018 and are expected to increase in the second half of the year as part of the mine sequence and ramp up process.
During the first quarter of 2018, Éléonore advanced the ramp to the bottom of the shaft in Horizon 5, ahead of schedule, creating access to Horizon 5 as an additional area for active mining. The additional mining fronts will add mining flexibility and support lower mining unit costs. With the completion of this key piece of infrastructure the mine is on pace to achieve optimum sustainable gold production rates by the second half of 2018.
The loss from mine operations for the three months ended March 31, 2018 was higher than the same period in the prior year due to lower sales and higher production costs as a result of higher operating development costs related to mine sequence, partially offset by higher realized gold prices. The completion of the ramp will allow the mine to more efficiently distribute resources, which is expected to contribute to a decrease in mining costs.
AISC for the three months ended March 31, 2018 were higher than the same period in the prior year primarily due to lower gold sales. Sustaining capital was lower due to timing of underground projects and a $3 million rebate received from the provincial government related to energy efficient projects completed.
Expansionary capital expenditures continued to decrease with the completion of the majority of the infrastructure required to support the designed throughput.

GOLDCORP  |  23

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine, Canada (100%-owned)

	Three months ended March 31
Operating Data	2018	2017	Change
Tonnes of ore milled (thousands)	843	766	10%
Mill head grade (grams/tonne)	2.68	2.66	1%
Recovery rate	93%	92%	1%
Gold Produced (thousands of ounces)	68	61	11%
Gold Sold (thousands of ounces)	70	62	13%
Total Cash Costs: By-product (per ounce)	$708	$843	(16)%
AISC (per ounce)	$896	$1,011	(11)%
Financial Data (in millions)
Revenues	$93	$76	22%
Production costs	$49	$53	(8)%
Depreciation and depletion	$29	$27	7%
Earnings (loss) from mine operations	$15	$(4)	n/a
Expenditures on mining interests (cash basis)	$28	$14	100%
– Sustaining	$10	$7	43%
– Expansionary	$18	$7	157%

First Quarter Operating and Financial Highlights
Gold production for the three months ended March 31, 2018 was higher than the same period in the prior year as higher tonnes from both the Hoyle underground and Hollinger open pit offset the loss of material from the Dome underground, which closed on December 31, 2017. Mine optimization at Hoyle continues as the site leverages the investments in the winze and development to increase mining rates and maintain overall mill grades.
Earnings from mine operations for the three months ended March 31, 2018 were higher than the same period in the prior year as a result of higher gold sales, a higher realized gold price and lower production costs due to the removal of the higher cost Dome underground production. Depreciation and depletion was higher for the quarter as a result of higher gold production, a greater proportion of ounces coming from the Hoyle underground, which has a higher depreciation per ounce, and the reversal of a previously recorded impairment at the end of 2017.
AISC for the three months ended March 31, 2018 were lower than the same period in the prior year primarily due to higher production.
Expansionary capital relates to the Waste to Ore demonstration plant, which was completed in the first quarter of 2018, and development and construction activities at the Borden and study costs at the Century project (see the Project Pipeline section below).

GOLDCORP  |  24

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite, Canada (100%-owned)

	Three months ended March 31
Operating Data	2018	2017	Change
Tonnes of ore milled (thousands)	284	304	(7)%
Average mill head grade (grams/tonne)	6.79	5.71	19%
Average recovery rate	96%	96%	—%
Gold Produced (thousands of ounces)	59	54	9%
Gold Sold (thousands of ounces)	60	56	7%
Total Cash Costs: By-product (per ounce)	$617	$713	(13)%
AISC (per ounce)	$766	$871	(12)%
Financial Data (in millions)
Revenues	$80	$69	16%
Production costs	$37	$40	(8)%
Depreciation and depletion	$11	$10	10%
Earnings from mine operations	$32	$19	68%
Expenditures on mining interests (cash basis)	$24	$11	118%
– Sustaining	$8	$7	14%
– Expansionary	$16	$4	300%

First Quarter Operating and Financial Highlights
Gold production for the three months ended March 31, 2018 was higher than the same period in the prior year due to higher grade, partially offset by lower tonnes. Tonnes mined in the three months ended March 31, 2018 were in line with plan and current mine sequence.
A strategic review of the mine plan to utilize excess mill capacity is underway to include new areas identified through recent exploration success that are within the existing mine area and near infrastructure.
Earnings from mine operations for the three months ended March 31, 2018 were higher than the same period in the prior year, primarily as a result of higher revenues due to higher gold sales and a higher realized gold price.
AISC for the three months ended March 31, 2018 were lower than the same period in the prior year due to higher gold sales and lower production costs.
Expansionary capital expenditures related to the Materials Handling project (see the Project Pipeline section below).

GOLDCORP  |  25

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

PROJECT PIPELINE
The current anticipated milestones for 2018 through 2021 for the Company's numerous projects are outlined below:
Expenditures relating to projects for the three months ended March 31, 2018 and 2017 were as follows (in millions):

	Three Months Ended March 31
	2018	2017
Peñasquito	$95	$34
Musselwhite	16	4
Porcupine	18	7
Red Lake	10	4
Eleonore	8	15
Cerro Negro	7	2
Other	24	8
Total	$178	$74
Of the $178 million of project expenditures for three months ended March 31, 2018 ($74 million for the three months ended March 31, 2017), $168 million ($73 million for the three months ended March 31, 2017) were included in expenditures on mining interests as expansionary capital. Certain Cerro Negro, Coffee, Red Lake and Porcupine costs have been expensed as non-sustaining project and exploration costs.

Peñasquito: Pyrite Leach Project
At Peñasquito, the PLP is 86% complete and is expected to commence commissioning in the fourth quarter of 2018, three months ahead of schedule. The carbon pre-flotation component of the project commenced wet commissioning during April 2018. The PLP is expected to recover approximately 1 million ounces of gold and 44 million ounces of silver over the current life of the mine which would otherwise report to the tailings.

GOLDCORP  |  26

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite: Materials Handling Project
At Musselwhite, the Materials Handling project is advancing as planned and has achieved 65% completion with detailed engineering completed. The project completed the longer of two 6 metre diameter raise-bore holes required for the shaft during the first quarter of 2018. The completed raise-bore hole was 400 metres in height. The second raise-bore hole is 387 metres in height, of which approximately 130 metres has been completed. Capital costs of the project are tracking 10% below budget and commissioning is expected, on plan, in the first quarter of 2019.

Porcupine: Century Project
In 2017, a base case pre-feasibility study was completed based on a total mineral reserve estimate of 5.7 million ounces of gold. The study excludes approximately 1.0 million ounces of inferred mineral resources within the existing Dome reserve pit design, for which the Company expects a portion to be converted following additional drilling.
Goldcorp has commenced a series of trade-off studies to further optimize the project with a focus on evaluating the latest technologies to reduce project footprint and improve mining and processing efficiencies. Ore sorting technologies, co-mingling of tailings with waste rock (Eco-Tails) to reduce water use, conveying of rock from the pit, electrical and/or autonomous equipment, and optimized process plant design will all be studied as part of this process. The optimized pre-feasibility study is expected to be completed in the fourth quarter of 2018.

Porcupine: Borden Project
At Borden, construction of surface infrastructure has been completed. Ramp development has reached 1,116 metres and is on schedule. The bulk sample is expected to commence in the fourth quarter of 2018. Bulk sample extraction and critical mine production development will be conducted concurrently. The mine is expected to begin commercial production in the second half of 2019 and is expected to comprise approximately one-third of Porcupine's production in 2020.

Coffee Project
Since the acquisition of the Coffee project in July 2016, the Company has accelerated and expanded the scope of exploration in this developing new gold camp. Goldcorp acquired the project not only for the high-grade Coffee gold deposit, but also to participate in the development of the growing mineral wealth within the highly prospective Tintina Gold Province which is endowed with approximately 150 million ounces of gold across the Yukon and Alaska.
Goldcorp submitted the project proposal to the Yukon’s Environmental and Socio-economic Assessment Board (the “YESAB”) on December 6, 2017. The First Nation of Na-Cho Nyak Dun and the Tr’ondëk Hwëch’in both submitted letters to YESAB indicating that they have been adequately consulted per the YESAB Adequacy Review requirements. Comments have been received from the Yukon First Nations, Federal and Territorial Governments and YESAB. Goldcorp received its first round of clarification questions for the YESAB adequacy process in the first quarter of 2018; Goldcorp submitted its responses to the YESAB in April 2018.
Tr’ondëk Hwëch’in ("TH"), whose Traditional Territory covers 100% of the project footprint, and Goldcorp are continuing to make good progress towards finalizing a broad benefits agreement that will address the impacts of the Coffee project on TH’s Treaty Rights.  The negotiators for TH and Goldcorp have agreed in principle to the majority of the terms of the collaboration benefits agreement which remain subject to definitive documentation and final approval of both TH and Goldcorp.
Engineering on the project continued to advance with 16% of engineering completed at March 31, 2018, with the target of being 90% complete by the time the final regulatory approval is received.

Red Lake: HG Young Project
The HG Young project continued to advance with development on 14 level complete, rehabilitation ongoing at the 21 level and drilling continuing. Work continued on the concept study at HG Young and, assuming a positive outcome, the Company expects to commence the development of the preferred material handling system to facilitate production and expects to provide parameters for a starter mine plan by late 2019.

Norte Abierto Project
Norte Abierto (50% owned, Chile), which combines the Cerro Casale and Caspiche deposits, controls more than 20,000 hectares of mineral properties, contains a combined gold mineral reserve and mineral resource estimate of 23.2 million ounces of proven and probable mineral reserves, 26.6 million ounces of measured and indicated mineral resources, and 7.8 million ounces of inferred mineral resources and a combined copper mineral reserve and mineral resource estimate of 5.8 billion pounds of proven and probable mineral reserves, 6.7 billion pounds of measured and indicated mineral resources, and 2.6 billion pounds of inferred mineral resources (100% basis).

GOLDCORP  |  27

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Since the acquisition in mid-2017, a dedicated project team has been established in Santiago and Copiapo and work has commenced on key areas including geology studies, community relations, and environmental monitoring. A key milestone for the project was reached on December 29, 2017 when a 3-year voluntary agreement was signed with a local community which enables site access, drilling, and baseline studies on all concessions owned by the project.
In 2018, the project will continue progressing through the initial stage of planned studies with key focus areas including:

•	Stakeholder engagement including communities, local and federal authorities and agencies, and commercial partners;

•	Geological review and geologic models update for both Cerro Casale and Caspiche with targeted completion in the third quarter of 2018;

•	Drilling campaign including infill, definition, geotechnical and metallurgical drilling for Cerro Casale and Caspiche;

•	District exploration program underway to review prospects, identify and drill test targets satellite deposits; and

•	Trade-off engineering studies of key value drivers including mining, metallurgy, water, power, and tailings.

NuevaUnión Project
At the end of the first quarter of 2018, a pre-feasibility study ("PFS") on the NuevaUnión project (50% owned) was completed which incorporates key design changes to improve project economics and respond to community and Indigenous peoples input.

The PFS confirms the synergies expected through combining Teck and Goldcorp’s previously separate Relincho and La Fortuna (formerly El Morro) projects and the benefits of ongoing early engagement with communities and Indigenous peoples, including;

•	Long life asset that can operate through multiple price cycles;

•	Phased development approach that reduces initial capital investment and execution risk;

•	Low C1 cash costs(1) in the first phases of development;

•	Extended mine life from 32 to 36 years, not including 205 million tonnes of Inferred Mineral Resources contained within the current pit designs;

•	Reduced environmental footprint, infrastructure requirements and energy and water use;

•	The use of desalinated water during operations, to protect freshwater resources;

•
Relocation of the tailings facility to the Relincho site in response to concerns expressed by local communities of the previously proposed El Morro tailings facility location within the agriculturally important Huasco River watershed, and

•	Significant further resource expansion potential and project optimization opportunities.

The PFS includes an estimate for the initial capital cost for the Phase 1 development of the project on a 100% basis of $3.4 to $3.5 billion (not including working capital or interest during construction). Phase 2 development of the project will require additional capital investment to link in the La Fortuna site. Mining the higher-grade portions of Relincho in Phase 1 will allow the project to help fund Phase 2 from project cash flows. Initial production from the La Fortuna mine in Phase 2 will also focus on higher grade areas, providing significant cash flows in the early years of this phase. As a result, the PFS contemplates average annual production of 224,000 tonnes of copper, 269,000 ounces of gold and 1,700 tonnes of molybdenum in concentrate for the first full five years of mine life, or approximately 283,000 tonnes per year of copper equivalent production over the first full 5 years of mine life. Average C1 cash costs are estimated to be US$0.71 per pound payable copper for the first full five years of production, helped by initial gold and copper grades at La Fortuna.

Note 1:
C1 cash costs for copper is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at C1 cash costs for copper, the Company also deducts the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances. This presentation allows for a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. The Company's projected C1 cash costs for copper are not based on GAAP total production cash costs. The projected range of C1 cash cost for copper is anticipated to be adjusted to include the costs of by-products and co-products and smelter and refining allowances. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant. Due to the uncertainty of the likelihood, amount and timing of any such items, we do not have information available to provide a quantitative reconciliation of projected cash costs to a total production C1 cash costs for copper projection.

GOLDCORP  |  28

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

The Relincho and La Fortuna deposits will be bulk open-pit mining operations that will be developed in three production phases. Phase 1 (operating years 1 - 3) sees mining activities and construction of processing and ancillary facilities at the Relincho site. The proposed nominal ore processing rate in Phase 1 will be 104,000 tonnes per day ("t/d"). In Phase 2 (operating years 4 - 18), mining activities transfer to the La Fortuna site utilizing an ore conveyance system to transport ore to the processing facilities at Relincho. The proposed nominal ore processing rate will be 116,000 t/d in Phase 2. Phase 3 (operating years 19 - 36) sees mining activities transfer back to Relincho with an expansion to the processing and ancillary facilities increasing the nominal ore processing rate to 208,000 t/d.

The PFS design covers a processing plant, tailings management facilities and ancillary facilities at the Relincho site and a conveyor system to transport ore from the La Fortuna mine to the concentrator at Relincho. It also includes power transmission lines and substations, a desalination plant, concentrate filtration plant, port and marine structures on the coast and both desalinated water and concentrate pipeline and pumping systems between the coast and the concentrator site.

The Mineral Reserve and Mineral Resource estimates set out in the tables below are reported on a 100% basis, as at March 31, 2018. Mineral Resources are reported separately from and do not include that portion of Mineral Resources classified as Mineral Reserves.

Relincho Mineral Reserve

	Tonnes (million)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)
Proven	552.2	0.34	0.014
Probable	899.8	0.36	0.017
Total	1,452.0	0.35	0.016

Relincho Mineral Resource

	Tonnes (million)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)
Measured	132.4	0.23	0.007
Indicated	329.2	0.31	0.011
Total M & I	461.6	0.29	0.010
Inferred	589.8	0.37	0.013

Notes:

1.	Mineral Reserves and Mineral Resources are reported on a 100% basis using an average NSR cut-off of $8.50/t, which assumes metal prices of $3.00/lb copper and $7.50/lb molybdenum.

2.	Mineral Reserves are contained within a Life of Mine ("LOM") pit design. Mining will use conventional open pit methods and equipment with a stockpiling strategy.

3.	Metallurgical recoveries used to define Mineral Reserves and Mineral Resources average 88% for copper and 48% for molybdenum, but are variable by block.

4.	Pit slope inter-ramp angles used to define Mineral Reserves and Mineral Resources vary from 44-48º. The LOM strip ratio is 1.0 (Waste:Ore).

5.	Processing costs are $5.48/t of material milled and include concentrator and tailings management facility ("TMF").

6.	Desalination costs, make-up water, concentrate transport, port, and general and administrative ("G&A") are $2.97/t milled.

7.	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.
Mineral Resources include inferred resources occurring within the LOM pit design and material contained within a conceptual measured, indicated and inferred optimized pit shell generated using the same economic and technical parameters as used for Mineral Reserves.

9.	Tonnage is reported in metric units, copper and molybdenum grades are reported as percentages.

10.	Rounding may result in apparent summation differences between tonnes and grade where classification categories are combined.

La Fortuna Mineral Reserve

	Tonnes (million)	Copper Grade (%Cu)	Gold Grade (g/t Au)
Proven	333.6	0.58	0.55
Probable	243.2	0.45	0.38
Total	576.8	0.53	0.48

GOLDCORP  |  29

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

La Fortuna Mineral Resource

	Tonnes (million)	Copper Grade (%Cu)	Gold Grade (g/t Au)
Measured	0.4	0.56	0.47
Indicated	52.8	0.67	0.85
Total M & I	53.2	0.67	0.85
Inferred	377.0	0.51	0.55

Notes:

1.	Mineral Reserves and open pit Mineral Resources are reported on a 100% basis using an average NSR cut-off of $10.0/t, which assumes metal prices of $3.00/lb copper and $1,250/oz gold.

2.	Mineral Reserves are contained within a LOM pit design. Mining will use conventional open pit methods and equipment with a stockpiling strategy.

3.	Metallurgical recoveries used to define Mineral Reserves and Mineral Resources average 86% for copper and 66% for gold, but are variable by block.

4.	Pit slope inter-ramp angles used to define Mineral Reserves and Mineral Resources vary from 40-44º for Mineral Reserves. The LOM strip ratio for Mineral Reserves is 3.53 (Waste:Ore).

5.	Processing costs are $6.22/t of material milled and include concentrator and TMF.

6.	Desalination costs, make-up water, concentrate transport, port, and G&A are $2.97/t milled.

7.	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.
Open pit Mineral Resources include inferred resources occurring within the LOM pit design and are reported using the same cut-off as used for Mineral Reserves. All Mineral Resources outside of the LOM pit design are defined using a conceptual underground mining envelope. This approach assumes same recoveries, metal prices, processing and G&A costs as used for the open pits but with mining costs and dilution assumptions that are more appropriate to bulk underground mining.

9.	Tonnage is reported in metric units; copper grades are reported as percentages and gold grades are reported as grams per tonne.

10.	Rounding may result in apparent summation differences between tonnes and grade where classification categories are combined.

Estimated key project operating parameters are summarized in the following table.

	Phase 1 Year 1 to 3	Phase 2 Year 4 to 18	Phase 3 Year 19 to 36	Life of Mine
Strip ratio (tonnes waste:ore)	0.33:1	3.53:1	1.02:1	1.70:1
Tonnes milled (tonnes per day)[4]	104,000	116,000	208,000	160,000
Copper grade (%Cu)	0.50	0.51	0.34	0.40
Molybdenum grade (%Mo)[1]	0.026	0.019	0.015	0.016
Gold grade (g/t)[2]	-	0.48	-	0.48
Contained copper production (tonnes per annum)[4]	156,000	183,000	218,000	206,000
Contained molybdenum production (tonnes per annum)[1,4]	3,900	260	5,400	5,000
Contained gold production (ounces per annum)[2,4]	-	395,000	-	395,000
Contained copper equivalent production (tonnes per annum)[3,4]	169,000	261,000	236,000	251,000

Notes:

1.	LOM molybdenum grade and contained molybdenum production relates only to the average grade from Relincho ore. Some stockpiled ore from Relincho is processed in Phase 2 on a campaign basis.

GOLDCORP  |  30

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

2.	LOM gold grade and gold production relates only to the average grade from La Fortuna ore.

3.	Copper equivalent figures are calculated by converting molybdenum production into equivalent copper tonnage using $10 per pound molybdenum and $1,300 per ounce gold.

4.	LOM results do not include the first and last year of mine life.

Estimated operating and capital costs are summarized in the following table.

	Phase 1 Year 1 to 3	Phase 2 Year 4 to 18	Phase 3 Year 19 to 36	Life of Mine
Initial Capital ($, millions)	3,400 - 3,500
Major Enhancement Capital ($, millions)	-	2,600 - 2,700	1,000
Sustaining Capital ($, millions)	100	800-850	1,100-1,200	2,000-2,100
Operating Costs ($/tonne milled)	12	17	10	12-13
C1 Cash Costs (US$/payable pound Cu)[1]	1.43	0.79	1.76	1.37
Notes:

1.	C1 cash costs are presented after by-product credits assuming $10 per pound of molybdenum and $1,300 per ounce gold.
NuevaUnión is a long-life development opportunity. Numerous opportunities to improve project economics were identified in the PFS, some of which are included in the current project design, such as the use of High Pressure Grinding Rolls in the comminution circuit. Evaluation and optimization of these opportunities will continue in a value creation phase over the next 3 to 4 months before starting feasibility level engineering in the second half of 2018. Detailed project economics will be released with the completion of the Feasibility Study.
Social and environmental baseline work is ongoing, and a potential EIA permit application could be submitted during the Feasibility Study phase which is expected to last approximately 12 months.

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, where applicable, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión. The inclusion of NuevaUnión in the Company's non-GAAP performance measures primarily impacts the Company's adjusted operating cash flow metric at this time as it is a development stage project. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and financial performance, and reflects the Company’s view of its core mining operations.

Non-GAAP Measure - Total Cash Costs: by-product
Total cash costs: by-product incorporate Goldcorp’s share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product silver, zinc, lead, and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by-product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits

GOLDCORP  |  31

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.
The Company also reports total cash costs: co-product as a secondary metric to provide further information to the Company's stakeholders. Total cash costs: co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs: co-product were as follows:

	2018	2017	2016
Gold (per ounce)	$1,300	$1,250	$1,100
Silver (per ounce)	$19.00	$19.00	$15.00
Copper (per pound)	$2.75	$2.25	$2.53
Zinc (per pound)	$1.30	$1.00	$0.80
Lead (per pound)	$1.10	$0.89	$0.80

GOLDCORP  |  32

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of total cash costs: by-product per ounce to the consolidated financial statements:

Three months ended March 31, 2018:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$181	$(230)	$23	$(2)	$(28)	90	$(315)
Cerro Negro	72	(18)	—	—	54	120	451
Pueblo Viejo	51	(9)	—	—	42	97	423
Red Lake	55	—	—	—	55	61	902
Éléonore	67	—	—	—	67	65	1,051
Porcupine	49	—	—	—	49	70	708
Musselwhite	37	—	—	—	37	60	617
Other mines	34	(12)	1	—	23	22	1,046
Corporate	4	—	—	(4)	—	—	—
TOTAL - Attributable basis	$550	$(269)	$24	$(6)	$299	585	$511
Less associates and joint ventures	(86)	23	(1)	—	(64)	(119)	(536)
Total - Consolidated	$464	$(246)	$23	$(6)	$235	466	$505

Three months ended March 31, 2017:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$193	$(227)	$45	$—	$11	138	$85
Cerro Negro	52	(12)	—	—	40	88	459
Pueblo Viejo	47	(5)	—	—	42	95	439
Red Lake	47	—	—	—	47	54	861
Éléonore	61	—	—	—	61	72	850
Porcupine	53	—	—	—	53	62	843
Musselwhite	40	—	—	—	40	56	713
Other mines	103	(51)	3	—	55	81	691
Corporate	—	—	—	—	—	—	—
TOTAL - Attributable basis	$596	$(295)	$48	$—	$349	646	$540
Less associates and joint ventures	(76)	32	(3)	—	(47)	(107)	(436)
Total - Consolidated	$520	$(263)	$45	$—	$302	539	$561

(1)	$16 million in royalties are included in production costs for the three months ended March 31, 2018 (three months ended March 31, 2017– $23 million).

(2)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3)
If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product for the three months ended March 31, 2018, would be $696 per ounce of gold, $8.76 per ounce of silver, $2.57 per pound of copper, $0.82 per pound of zinc, and $0.83 per pound of lead (three months ended March 31, 2017 – $701 per ounce of gold, $9.47 per ounce of silver, $1.92 per pound of copper, $0.79 per pound of zinc, and $0.94 per pound of lead).

GOLDCORP  |  33

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – AISC
AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
As described above, AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's cash costs: by-product and which are reconciled to reported production costs in the tables above.

The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Three months ended March 31, 2018:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$(28)	$—	$2	$2	$36	$12	90	$132
Cerro Negro	54	—	1	—	17	72	120	600
Pueblo Viejo	42	—	—	1	15	58	97	591
Red Lake	55	—	—	2	13	70	61	1,139
Éléonore	67	—	1	1	9	78	65	1,204
Porcupine	49	—	1	2	10	62	70	896
Musselwhite	37	—	—	1	8	46	60	766
Other mines	23	—	—	—	2	25	22	1,175
Corporate (2)	—	41	1	—	9	51	—	87
TOTAL - Attributable basis	$299	$41	$6	$9	$119	$474	585	$810
Less associates and joint ventures	(64)	—	—	(2)	(17)	(83)	(119)	(697)
Total - Consolidated	$235	$41	$6	$7	$102	$391	466	$839

GOLDCORP  |  34

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended March 31, 2017:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$11	$—	$1	$1	$40	$53	138	$391
Cerro Negro	40	—	1	2	14	57	88	651
Pueblo Viejo	42	—	—	—	9	51	95	541
Red Lake	47	—	1	—	14	62	54	1,149
Éléonore	61	—	1	—	14	76	72	1,057
Porcupine	53	—	—	3	7	63	62	1,011
Musselwhite	40	—	2	—	7	49	56	871
Other mines	55	—	1	5	2	63	81	773
Corporate (2)	—	36	—	—	6	42	—	66
TOTAL - Attributable basis	$349	$36	$7	$11	$113	$516	646	$800
Less associates and joint ventures	(47)	—	—	(3)	(9)	(59)	(107)	(551)
Total - Consolidated	$302	$36	$7	$8	$104	$457	539	$849

(1)	AISC may not calculate based on amounts presented in these tables due to rounding.

(2)	AISC for Corporate is calculated using total corporate expenditures and the Company's attributable gold sales ounces.

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and tailings dam raises. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended March 31
	2018	2017
Expenditures on mining interests per consolidated financial statements	$267	$180
Payment of finance lease obligations per consolidated financial statements	2	2
Expenditures on mining interests by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión (1)	18	4
Goldcorp’s share of expenditures on mining interests and deposits	$287	$186
Sustaining capital expenditures	$119	$113
Expansionary capital expenditures	168	73
	$287	$186

(1)
Expenditures on mining interests by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

The following table provides a reconciliation of exploration, evaluation and project costs in the consolidated financial statements to exploration and evaluation costs included in the calculation of Goldcorp’s AISC:

	Three months ended March 31
	2018	2017
Exploration, evaluation and project costs per the consolidated financial statements	$16	$8
Project exploration costs	—	—
Non-sustaining project costs	(10)	(1)
Exploration, evaluation and project costs per AISC	$6	$7

GOLDCORP  |  35

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Non-GAAP Measure - Adjusted Operating Cash Flows
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes, calculated on an attributable basis to include the Company's share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión's operating cash flows before working capital changes. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
Prior to April 1, 2017, adjusted operating cash flows was presented on an attributable basis using operating cash flows as shown on the Company's statement of cash flows. In the second quarter of 2017, the Company revised its presentation of adjusted operating cash flows to present it on an attributable basis before working capital changes. The Company believes that this measure provides a better measure of the Company's performance of its core business operations as the Company can experience changes in working capital from one period to another which, at times, are not indicative of the performance of the Company’s business operations.

The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

	Three months ended March 31
	2018	2017
Net cash provided by operating activities of continuing operations	$271	$227
Change in working capital	8	23
Adjusted operating cash flows provided by Pueblo Viejo, Alumbrera and Leagold	71	65
Goldcorp’s share of adjusted operating cash flows	$350	$315

Non-GAAP Measure - EBITDA and Adjusted EBITDA
Earnings before interest, taxes and depreciation and amortization ("EBITDA") is a non-GAAP financial measure which excludes the following items from net earnings:

•	income tax expense;

•	finance costs;

•	finance income; and

•	depreciation and depletion.
Adjusted EBITDA removes the impact of impairments or reversals of impairment and other non-cash expenses or recoveries and is calculated on an attributable basis to include the Company's share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión's earnings before interest, taxes and depreciation and depletion. The non-cash expenses and recoveries are removed from the calculation of EBITDA as the Company does not believe they are reflective of the Company's ability to generate liquidity and its core operating results.
The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

GOLDCORP  |  36

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of net earnings in the consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three months ended March 31
	2018	2017
Net earnings	$67	$170
Income tax expense (recovery)	4	(48)
Depreciation and depletion	251	246
Finance income	(9)	(10)
Finance costs	30	36
EBITDA	$343	$394
Share of net earnings related to associates and joint venture	(9)	(60)
Associates and joint venture EBITDA	92	87
Reversal of impairment of mining interests, net	—	(3)
Non-cash share-based compensation	7	9
Adjusted EBITDA	$433	$427
The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three months ended March 31
	2018	2017
Net cash provided by operating activities	$271	$227
Current income tax expense	59	70
Share of net earnings related to associates and joint venture	9	60
Reversal of impairment of mining interests, net	—	3
Increase in working capital	8	23
Finance costs	30	36
Finance income	(9)	(10)
Other non-cash adjustments	(25)	(15)
EBITDA	$343	$394
Share of net earnings related to associates and joint venture	(9)	(60)
Associates and joint venture EBITDA	92	87
Reversal of impairment of mining interests, net	—	(3)
Non-cash share-based compensation	7	9
Adjusted EBITDA	$433	$427

Non-GAAP Measure - Adjusted Net Debt
Adjusted net debt is comprised of Goldcorp’s short-term and long-term debt less cash and cash equivalents and short term investments, calculated on an attributable basis to include the Company's share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión's net debt. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s financial position and its ability to take on new debt in the future to expand operations, purchase new assets or withstand adverse economic conditions.

GOLDCORP  |  37

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of short and long-term debt to adjusted net debt:

	March 31 2018	December 31 2017
Current portion of long-term debt	$400	$499
Long-term debt	2,035	1,984
Cash and cash equivalents	(123)	(186)
Short term investments	(40)	(48)
Net Debt	2,272	2,249
Debt of associates and joint venture	—	—
Cash and short term investments of associates and joint venture	(186)	(163)
Adjusted Net Debt	$2,086	$2,086

RISKS AND UNCERTAINTIES
Financial Instruments Risk Exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 26(e) to the Company's consolidated financial statements for the year ended December 31, 2017. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the three months ended March 31, 2018 except as noted below.
(i)    Liquidity risk
During the three months ended March 31, 2018, the Company generated cash flows from operations, one of the Company's main sources of liquidity, of $271 million (three months ended March 31, 2017 – $227 million). At March 31, 2018, Goldcorp held cash and cash equivalents of $123 million (December 31, 2017 – $186 million) and short-term investments of $40 million (December 31, 2017 – $48 million). At March 31, 2018, the Company's working capital, defined as current assets less current liabilities, was negative $94 million (December 31, 2017 – negative $112 million). Despite the increase in cash flow from operations for the three months ended March 31, 2018 compared to the same period in the prior year, the Company’s working capital was negative at March 31, 2018 as the Company has reinvested its cash in its expansion projects at Peñasquito and Musselwhite and used funds to reduce its debt during the quarter.
On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds from the term loans were used to repay the $500 million 2.125% notes that were due on March 15, 2018.
At March 31, 2018, the balance outstanding on the revolving credit facility was $50 million (December 31, 2017 – $nil) with $2.95 billion available for the Company's use (December 31, 2017 – $3.0 billion). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance at March 31, 2018.
At March 31, 2018, the Company had letters of credit outstanding in the amount of $420 million (December 31, 2017 – $420 million) of which $323 million (December 31, 2017 – $323 million) represented guarantees for reclamation obligations. The Company's capital commitments for the next twelve months amounted to $362 million at March 31, 2018, including the Company's funding obligation for the Norte Abierto project for the next twelve months.
(ii)    Market risk
Currency risk
During the three months ended March 31, 2018, the Company recognized a net foreign exchange gain of $7 million (three months ended March 31, 2017 – gain of $21 million), and a net foreign exchange loss of $25 million in income tax expense on income taxes receivable (payable) and deferred income taxes (three months ended March 31, 2017 – gain of $68 million).

GOLDCORP  |  38

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Based on the Company’s net foreign currency exposures at March 31, 2018, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At March 31, 2018	Possible exposure (1)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$10	$102
Mexican peso	20%	17	82
Argentine peso	15%	4	44

(1) Calculated based on fluctuations of foreign exchange rates during the twelve months ended December 31, 2017.

Other Risks and Uncertainties
This section describes the principal risk and uncertainties that could have an adverse effect on the Company's business and financial results.
Commodity Prices
The majority of the Company's revenues are derived from the sale of gold, silver and zinc, and to a lesser extent, copper and lead. The price of the Company’s Common Shares, its financial results and exploration, and its development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, zinc, copper and lead. Gold, silver, zinc, copper and lead prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, zinc, copper and lead fluctuate widely, and future price declines could cause continued development of, and commercial production from, our properties to be uneconomic. Depending on the price of gold, silver, zinc, copper and lead, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production at, may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on the price of gold, silver, zinc, copper and lead that are adequate to make these properties economically viable.
Estimates of Future Production
The Company prepares estimates and projections of its future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions that change from time to time, including the availability, accessibility, sufficiency and quality of ore, the Company’s costs of production, its ability to sustain and increase production levels, the sufficiency of its infrastructure, the performance of its workforce and equipment, the ability to maintain and obtain mining interests and permits and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.
Foreign Operations
The majority of the Company’s foreign operations are conducted in Mexico, Argentina, the Dominican Republic and Chile, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war, civil unrest or protests; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies, practices, regulations and laws; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
In addition, adverse changes in mining or investment policies or shifts in political attitude in Mexico, Argentina, the Dominican Republic and Chile may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations

GOLDCORP  |  39

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

with respect to, but not limited to, restrictions on production, price controls, export controls, import restrictions on equipment, services and supplies, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, surface land access, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
Government Regulation
The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local and indigenous people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on the operations and financial position of the Company. Changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may also adversely affect the Company’s costs of operations and financial results.
In addition, as governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has been targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to, Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and Venezuela, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for local goods, supplies and employment or other benefits to be provided to local residents.
The occurrence of mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.
Environmental Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies' operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. The Company can provide no assurance that future changes in environmental regulation will not adversely affect the Company's results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage due to the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the Company’s reputation and could adversely affect its results of operations. In addition, production at certain of the Company’s mines involves the use of sodium cyanide or other reagents and exposes rock material that could cause toxicity to the environment if released or not properly managed. Should sodium cyanide, other reagents, or contact water be improperly managed, leak or otherwise be discharged from the containment system, the Company may become subject to liability for clean-up work that may not be insured. In the event of any discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that we may not be insured against.
Other Risks
For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

GOLDCORP  |  40

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

ACCOUNTING MATTERS

Basis of Preparation
The Company's unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. The Company's unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.
The accounting policies applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the following:
Financial instruments
On January, 1 2018, the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach, except for hedge accounting, which was applied prospectively. IFRS 9 did not impact the Company's accounting policies for the classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of our financial instruments at the transition date.
The following summarizes the significant changes in IFRS 9 compared to the current standard:

•
IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of our financial assets on the transition date. The Company designated its equity securities as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. As a result of this change, the Company reclassified $46 million of impairment losses recognized in prior years on certain equity securities which continue to be owned by the Company as at January 1, 2018 from opening deficit to accumulated other comprehensive income on January 1, 2018. As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings in the Consolidated Statements of Comprehensive Income. Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in prior year comparatives.

•
The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

•
The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. As a result, certain of the Company's hedging strategies and hedging instruments that did not qualify for hedge accounting previously, primarily the hedging of its forecasted concentrate sales, are now eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. As a result, subsequent to the adoption of IFRS 9, the Company hedged a certain percentage of its forecasted zinc and lead sales and has designated these contracts as hedges for accounting purposes. These contracts were entered into during the three months ended March 31, 2018. The Company did not designate its economic hedges that existed as at January 1, 2018 as hedges for accounting purposes.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will adding disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.
Revenue recognition
On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and

GOLDCORP  |  41

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach.
IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its bullion, doré and concentrate sales under the new standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements on January 1, 2017 and 2018.
Additionally, IFRS 15 requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of the Company's concentrate agreements, the Company must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, will be deferred and recognized over time as the obligations are fulfilled. The impact of this change is not expected to be significant and did not result in any classification or measurement adjustment on January 1, 2017 and 2018.
IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new annual pricing terms are not significant and does not constrain the recognition of revenue.
Additional disclosures required as a result of adopting IFRS 15 have been presented in notes 3 and 11 of the notes to the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018.
Other narrow scope amendments/interpretations
The Company has adopted narrow scope amendments/interpretations to IFRIC 22 - Foreign Currency Transactions and Advance Consideration, IFRS 2 - Share Based Payments and IAS 1 - Presentation of Financial Statements, which did not have an impact on the Company's unaudited condensed interim consolidated financial statements.
Critical Judgements and Estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
Certain accounting judgements and estimates have been identified as being "critical" to the presentation of our financial condition and results of operations. Critical judgements and estimates are those that could have a material impact on the consolidated financial statements, are highly uncertain and are where changes are reasonably likely to occur from period to period. The Company's critical accounting judgements and estimates are generally discussed with the Audit Committee each quarter. The critical judgements and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 are consistent with those applied and disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2017 and the following critical judgments in applying accounting policies:
Revenue recognition

Determination of performance obligations
The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations; however, the amount of revenue related to these performance obligations is immaterial to both the individual transaction and the Company as a whole and therefore, has not been accounted for separately.

Transfer of control
Judgement is required to determine when transfer of control occurs relating to the sale of the Company's bullion, doré and concentrate to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company

GOLDCORP  |  42

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Variable consideration
Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified two variable components in the sales proceeds it receives from its concentrate sales. They include (i) adjustments to the final sales price base on differences between the original and final assaying results and (ii) retroactive pricing adjustment based on new annual pricing terms. The Company applied judgement to determine the amount of variable consideration to be recognized during the period for which the likelihood of reversal is low.
Based on the Company's proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results is negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.
Negotiations for the upcoming year pricing terms for lead and zinc concentrate contracts commence during the last quarter of the year and can extend through to the next year. If the new terms are not finalized prior to January 1 of the next year, previous year’s pricing continues to apply until the new terms are finalized, upon which, total sale proceeds, and therefore revenue, will be adjusted retroactively to reflect the new terms. The impact of the price negotiations did not result in significant adjustments in the past two fiscal years. Management estimated the impact of potential changes in treatment and refining charges and the percentage of metal payable for 2018's concentrate sales based on industry knowledge and the status of price negotiations through March 31, 2018. Based on this, Management concluded that the impact of the finalization of the 2018 concentrate pricing terms will not be significant and does not constrain the recognition of revenue during the period prior to finalization of the 2018 pricing.

Changes in Accounting Standards Not Yet Effective
Leases
In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective but has not yet selected a transition approach.
Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects an increase in operating cash inflows with a corresponding increase in financing cash outflows under IFRS 16.
The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. These include land easements and service contracts that may contain embedded leases for property, plant and equipment. At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard. The Company estimates the time frame to develop and implement the accounting policies, estimates and processes (including the information technology systems) will extend into the latter part of 2018.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its (1) President and Chief Executive Officer and (2) Executive Vice President, Chief Financial Officer and Corporate Development, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, as appropriate to allow timely decisions regarding required disclosure.

GOLDCORP  |  43

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

GOLDCORP  |  44